

December 29, 2015

Mail Stop 4720

Via E-mail
Romolo C. Santarosa
Chief Financial Officer
Hanmi Financial Corporation
3660 Wilshire Boulevard
Penthouse Suite A
Los Angeles, CA 90010

>   **Re: Hanmi Financial Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2014**
>   **Filed March 16, 2015**
>   **Form 10-Q for the Quarterly Period Ended September 30, 2015**
>   **Filed November 9, 2015**
>   **File Nos. 000-30421**

Dear Mr. Santarosa:

   We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended September 30, 2015

Item 2 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 48

Results of Operations, page 51

Noninterest Income, page 58

1.   We note that you recognized a gain on the disposition of purchased credit impaired ("PCI") loans of $4.3 million and $8.0 million for the three and nine months ended September 30, 2015, respectively. We also note from your disclosure on page 30 of your

Form 10-K within your critical accounting policies (PCI loans) that you aggregate PCI loans into pools having common credit risk characteristics. Please address the following:

- Tell us and revise your future filings to clarify what you mean by disposition on PCI loans. For example, clarify if the PCI loans were sold or if the outstanding PCI loan amounts were paid-off, etc.
- Tell us the loan pools you identified at the acquisition date of Central Bank Inc. and quantify the amount of pooled loans (by loan class) as a percentage of total PCI loans that were aggregated into loan pools. Revise your future filings to clarify those loans (by loan class) that were included in loan pools and those that were not.
- Tell us how and when loans are removed from the pools at the time of disposition. As part of your response, it may be helpful to include illustrative examples of the accounting applied to the pools.
- Explain to us how you computed the gain(s) on the disposition of PCI loans and refer us to the specific authoritative guidance you used to support your accounting treatment and classification in your consolidated statements of income (i.e. as non-interest income).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jim Dunn at 202-551-3724 or me at 202-551-3872 with any questions.

Sincerely,

/s/ Hugh west

Hugh West
Accounting Branch Chief
Office of Financial Services